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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *1

Quicksilver Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class or Securities)

74837R-10-4

(CUSIP Number)

Anne Darden Self
777 West Rosedale Street
Fort Worth, Texas 76014
(817) 665-5000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 1 This statement on Schedule 13D is an initial filing by each of Mercury Production Company, Quicksilver Energy, L.P. and Pennsylvania Management, LLC. It further amends and restates in its entirety: (i) a statement on Schedule 13D filed by Quicksilver Energy, L.C. on March 12, 1999; (ii) statements on Schedule 13D filed by Mercury Exploration Company and Anne Darden Self on March 12, 1999, as each such statement was amended by an Amendment No. 1 filed on January 21, 2000; and (iii) statements on Schedule 13D filed by Glenn Darden and Thomas F. Darden on March 16, 1999, as each such statement was amended by an Amendment No.1 filed on January 21, 2000.

SEC 1743(3-06)
CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Exploration Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Production Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quicksilver Energy, L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quicksilver Energy, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,783,456 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 22,783,456 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,783,456 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Power is exercised through its sole general partner, Pennsylvania Management, LLC.

CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pennsylvania Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH__	7.	SOLE VOTING POWER 22,783,456 (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 22,783,456 (1)(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,783,456 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

(1)	Power is exercised as sole general partner of Quicksilver Energy, L.P.

(2)	Power is exercised through its three members, Glenn Darden, Thomas F. Darden and AnneDarden Self.

CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,487,981 (1)(2)(3)
	8.	SHARED VOTING POWER 22,783,456 (4)
	9.	SOLE DISPOSITIVE POWER 1,369,703 (1)(2)
	10.	SHARED DISPOSITIVE POWER 22,783,456 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,271,437 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 54,899 shares subject to options that were vested or will vest within 60 days following September 21, 2007.

(2)
Includes 155,845 shares held in grantor retained annuity trusts and 11,657 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) plan as of September 7, 2007.

(3)	Includes 63,379 shares of unvested restricted stock.

(4)
Represents or includes 22,783,456 shares beneficially owned solely in his capacity as a member of Pennsylvania Management, LLC., the sole general partner of Quicksilver Energy, L.P.  Mr. Darden disclaims beneficial ownership of the 22,783,456 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,519,693 (1)(2)(3)
	8.	SHARED VOTING POWER 22,783,456 (4)
	9.	SOLE DISPOSITIVE POWER 1,435,939 (2)
	10.	SHARED DISPOSITIVE POWER 22,783,456 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,303,149 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 20,375 shares subject to options that were vested or will vest within 60 days following September 21, 2007.

(2)
Includes 171,028 shares held in grantor retained annuity trusts and 44,047 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) plan as of September 7, 2007.

(3)	Includes 63,379 shares of unvested restricted stock.

(4)
Represents or includes 22,783,456 shares beneficially owned solely in his capacity as a member of Pennsylvania Management, LLC., the sole general partner of Quicksilver Energy, L.P.  Mr. Darden disclaims beneficial ownership of the 22,783,456 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No 74837R-10-4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anne Darden Self
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,091,214 (1)(2)(3)
	8.	SHARED VOTING POWER 22,783,456 (4)
	9.	SOLE DISPOSITIVE POWER 1,050,551 (2)
	10.	SHARED DISPOSITIVE POWER 22,783,456 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,874,670 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 24,267 shares subject to options that were vested or will vest within 60 days following September 21, 2007.

(2)
Includes 155,571 shares held in grantor retained annuity trusts and includes 16,396 shares of unvested restricted stock and 21,393 shares represented by units Ms. Self holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) plan as of September 7, 2007.

(3)	Includes 16,396 shares of unvested restricted stock.

(4)
Represents or includes 22,783,456 shares are beneficially owned solely in her capacity as a member of Pennsylvania Management, LLC., the sole general partner of Quicksilver Energy, L.P.  Ms. Self disclaims beneficial ownership of the 22,783,456 shares owned by Quicksilver Energy, L.P., except to the extent of her pecuniary interest in them arising from her ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

This statement on Schedule 13D is an initial filing by Mercury Production Company, Quicksilver Energy, L.P. and Pennsylvania Management, LLC.  It further amends and restates in its entirety: (i) a statement on Schedule 13D filed by Quicksilver Energy, L.C. on March 12, 1999; (ii) statements on Schedule 13D filed by Mercury Exploration Company, and Anne Darden Self on March 12, 1999, as each such statement was amended by an Amendment No. 1 filed on January 21, 2000; and (iii) statements on Schedule 13D filed by Glenn Darden and Thomas F. Darden on March 16, 1999, as each statement was amended by an Amendment No. 1 filed on January 21, 2000.  Shares of the common stock of Quicksilver Resources Inc. previously held by Quicksilver Energy, L.C., Mercury Production Company, and Mercury Exploration Company are now held by Quicksilver Energy, L.P. as a result of:

(i) a merger of Quicksilver Energy, L.C. into Quicksilver Energy, L.P. effective December 31, 2003, which constituted a change of jurisdiction and form of organization of Quicksilver Energy, L.C. without any change in underlying ownership; and

(ii) a contribution of shares to Quicksilver Energy, L.P. by Mercury Production Company and Mercury Exploration Company effective October 6, 2006.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock of Quicksilver Resources Inc. (“QRI”). QRI is a Delaware corporation and its principal executive officers are located at 777 West Rosedale Street, Fort Worth, Texas 76104.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)
Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D on behalf of Mercury Exploration Company, a Texas for-profit corporation (“Mercury Exploration”), Mercury Production Company, a Texas for-profit corporation (“Mercury Production”), Quicksilver Energy, L.C., a Michigan limited liability company (“QELC”), Quicksilver Energy, L.P., a Texas limited partnership (“QELP”), Pennsylvania Management, LLC, a Texas limited liability company (“Pennsylvania”), Glenn Darden, Thomas F. Darden and Anne Darden Self.  Mercury Exploration, Mercury Production, QELC, QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing, nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)-(c)	Reporting Persons

Mercury Exploration

Mercury Exploration is a Texas corporation, the principal business of which is investment management.  The principal business address of Mercury Exploration, which also serves as its principal office, is 777 West Rosedale Street, Fort Worth, Texas 76104.  Glenn Darden, Thomas F. Darden and Anne Darden Self are directors of Mercury Exploration.  Ms. Self is also the President of Mercury Exploration.

Mercury Production

Mercury Production is a Texas corporation, the principal business of which is investment management.  Mercury Production is the sole shareholder of Mercury Exploration.  The principal business address of Mercury Production, which also serves as its principal office, is 777 West Rosedale Street, Fort Worth, Texas 76104.  Glenn Darden, Thomas F. Darden and Anne Darden Self are directors of Mercury Production.  Ms. Self is also the President of Mercury Production.

QELC

QELC is a former Michigan limited liability company, the existence of which ceased upon the merger of QELC with and into QELP effective December 31, 2003.

QELP

QELP is a Texas limited partnership, the principal business of which is investment management.  The principal business address of QELP, which also serves as its principal office, is 777 West Rosedale Street, Fort Worth, Texas 76104.  The sole general partner of QELP is Pennsylvania.

Pennsylvania

Pennsylvania is a Texas limited liability company, the principal business of which is acting as the general partner of QELP.  The principal business address of Pennsylvania, which also serves as its principal office, is 777 West Rosedale Street, Fort Worth, Texas 76104.  The members of Pennsylvania are Glenn Darden, Thomas F. Darden and Anne Darden Self.

Glenn Darden

Glenn Darden’s business address is 777 West Rosedale Street, Fort Worth, Texas 76104, and his present principal occupation or employment at such address is President and Chief Executive Officer of QRI.

Thomas F. Darden

Thomas F. Darden’s business address is 777 West Rosedale Street, Fort Worth, Texas 76104, and his present principal occupation or employment at such address is Chairman of the Board of QRI.

Anne Darden Self

Anne Darden Self’s business address is 777 West Rosedale Street, Fort Worth, Texas 76104, and her present principal occupation or employment at such address is Vice President-Human Resources of QRI and President of Mercury Production and Mercury Exploration.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f)	Glenn Darden, Thomas F. Darden and Anne Darden Self are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Mercury Exploration’s acquisitions and dispositions of QRI common stock, commencing with its first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

01/01/98	31,539	Contribution of Assets for Stock	N/A	N/A
03/04/99	3,220,284	Stock Dividend	N/A	N/A
03/04/99	647,999	Merger Consideration	N/A	N/A
07/15/99	1,340,405	Purchase	Working capital	$10,897,493
09/17/99	(25,300)	Gift	N/A	N/A
06/16/00	(50,000)	Gift	N/A	N/A
08/31/01	100,000	Warrant Exercise	Working capital	$1,250,000
12/21/01	(125,000)	Gift	N/A	N/A
12/31/01	(12,410)	Sale	N/A	N/A
02/26/02	197,000	Warrant Exercise	Working Capital	$2,462,500
02/26/02	(197,000)	Sale	N/A	N/A
04/02/02	297,000	Warrant Exercise	Working Capital	$5,940,000
04/02/02	(297,000)	Sale	N/A	N/A
03/30/03	(372)	Distribution Shareholders	N/A	N/A
08/20/03	(525,000)	Sale	N/A	N/A
06/30/04	4,602,145	Stock Dividend	N/A	N/A
12/20/04	(362,000)	Sale	N/A	N/A
12/30/04	(100,000)	Gift	N/A	N/A
06/30/05	4,371,145	Stock Dividend	N/A	N/A
10/06/06	4,500	Contribution from MPC	N/A	N/A
10/06/06	(13,117,935)	Contribution to QELP	N/A	N/A
	-0-

Mercury Production’s acquisitions and dispositions of QRI common stock, commencing with its first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

03/04/99	1,500	Merger Consideration	N/A	N/A
06/30/04	1,500	Stock Dividend
06/30/05	1,500	Stock Dividend	N/A	N/A
10/06/06	(4,500)	Contribution to MEC	N/A	N/A
	-0-

QELC’s acquisitions and dispositions of QRI common stock, commencing with its first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

01/01/98	29,395	Contribution of Assets for Stock	N/A	N/A
03/04/99	3,001,466	Stock Dividend
12/31/03	(3,030,861)	Merger into QELP	N/A	N/A
	-0-

QELP’s acquisitions and dispositions of QRI common stock, commencing with its first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

12/31/03	3,030,861	Merger with QELC	N/A	N/A
06/30/04	3,030,861	Stock Dividend	N/A	N/A
06/30/05	3,030,861	Stock Dividend	N/A	N/A
10/06/06	512,490	Contribution from Trusts	N/A	N/A
10/06/06	13,117,935	Contribution from MEC	N/A	N/A
03/31/07	25,119	Gift	N/A	N/A
03/31/07	9,936	Gift	N/A	N/A
03/31/07	25,393	Gift	N/A	N/A
	22,783,456

Glenn Darden’s acquisitions and dispositions of QRI common stock, commencing with his first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

01/01/98	2,356	Contribution of Assets for Stock	N/A	N/A
03/04/99	240,566	Stock Dividend
03/04/99	118,050	Merger Consideration	N/A	N/A
04/21/99	4,050	Open Market Purchase	PF	$25,950
05/11-27/99	1,200	Open Market Purchase	PF	$7,725
12/10/99	5,000	Open Market Purchase	PF	$19,988
12/20/99	(8,550)	Gifts	N/A	N/A
12/20/99	5,700	Gifts	N/A	N/A
02/08/00	(7,800)	Gifts	N/A	N/A
10/25/01	100	Open Market Purchase	PF	$1,410
02/01/02	5,100	Stock Grant	N/A	N/A
03/07/02	11,428	Option Exercise	PF	$99,995
06/30/04	377,200	Stock Dividend	N/A	N/A
02/08/05	6,092	Stock Grant	N/A	N/A
02/11/05	162,712	Option Exercise	PF	$300,008
02/23/05	(115,000)	Contribution to GRAT	N/A	N/A
05/27/05	(950)	Gifts	N/A	N/A
06/30/05	403,627	Stock Dividend	N/A	N/A
12/22/05	(44,300)	Gift	N/A	N/A
01/26/06	22,000	Stock Grant	N/A	N/A
02/24/06	24,999	Option Exercise	PF	$133,662
03/27/06	69,948	Distribution from GRAT	N/A	N/A
05/03/06	(69,948)	Contribution from GRAT	N/A	N/A
06/13/06	10,000	Open Market Purchase	PF	$299,800
01/01/07	42,000	Stock Grant	N/A	N/A
03/31/07	77,883	Distribution to G.Darden	N/A	N/A
03/31/07	8,464	Gift	N/A	N/A
05/03/07	34,725	Distribution to G.Darden	N/A	N/A
05/10/07	(112,608)	Contribution to GRAT	N/A	N/A
05/10/07	(8,464)	Contribution to GRAT	N/A	N/A
	1,265,580

Thomas F. Darden’s acquisitions and dispositions of QRI common stock, commencing with his first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

01/01/98	2,356	Contribution of Assets for Stock	N/A	N/A
03/04/99	240,566	Stock Dividend
03/04/99	118,900	Merger Consideration	N/A	N/A
12/20/99	(5,700)	Gifts	N/A	N/A
12/20/99	5,700	Gifts	N/A	N/A
02/08/00	(5,200)	Gifts	N/A	N/A
12/31/02	(1,230)	Gifts	N/A	N/A
02/01/02	5,100	Stock Grant	N/A	N/A
03/07/02	11,428	Option Exercise	PF	$99,995
03/05/03	(912)	Gifts	N/A	N/A
06/30/04	371,008	Stock Dividend	N/A	N/A
02/08/05	6,092	Stock Grant	N/A	N/A
02/11/05	162,712	Option Exercise	PF	$300,008
03/02/05	(115,000)	Contribution to GRAT	N/A	N/A
06/30/05	397,910	Stock Dividend	N/A	N/A
12/22/05	(33,000)	Gifts	N/A	N/A
01/26/06	22,000	Stock Grant	N/A	N/A
03/24/06	59,523	Option Exercise	PF	$453,541
03/27/06	74,996	Distribution from GRAT	N/A	N/A
05/03/06	(74,996)	Contribution to GRAT	N/A	N/A
12/20/06	(10)	Gift	N/A	N/A
01/01/07	42,000	Stock Grant	N/A	N/A
03/31/07	87,568	Distribution from GRAT	N/A	N/A
03/31/07	8,464	Gift	N/A	N/A
04/14/07	32,178	Distribution from GRAT	N/A	N/A
05/10/07	(119,746)	Contribution to GRAT	N/A	N/A
05/10/07	(8,464)	Contribution to GRAT	N/A	N/A
	1,284,243

Anne Darden Self’s acquisitions and dispositions of QRI common stock, commencing with her first acquisition, are detailed in the following schedule, which also shows the source and amount of funds or other consideration paid in the case of all acquisitions:

Transaction Date	Number of Shares Acquired (Disposed of)	Description of Transaction	Source of Funds	Amount of Funds

01/01/98	2,356	Contribution of Assets for Stock	N/A	N/A
		Stock Dividend	N/A	N/A
03/04/99	114,450	Merger Consideration	N/A	N/A
12/20/99	(15,600)	Gifts	N/A	N/A
12/20/99	5,700	Gifts	N/A	N/A
02/08/00	(17,100)	Gifts	N/A	N/A
02/01/01	3,400	Stock Grant	N/A	N/A
08/31/01	10,000	Warrant Exercise	PF	$125,000
06/30/04	343,773	Stock Dividend	N/A	N/A
02/08/05	2,125	Stock Grant	N/A	N/A
03/14/05	(115,000)	Contribution to GRAT	N/A	N/A
06/30/05	287,336	Stock Dividend	N/A	N/A
08/23/05	(525)	Gifts	N/A	N/A
01/26/06	9,000	Stock Grant	N/A	N/A
02/24/06	12,501	Option Exercise	PF	$66,839
03/27/06	67,591	Distribution from GRAT	N/A	N/A
05/03/06	(67,591)	Contribution to GRAT	N/A	N/A
01/01/07	7,000	Stock Grant	N/A	N/A
03/31/07	79,516	Distribution from GRAT	N/A	N/A
03/31/07	8,464	Gift	N/A	N/A
05/03/07	33,772	Distribution from GRAT	N/A	N/A
05/10/07	(113,288)	Contribution to GRAT	N/A	N/A
05/10/07	(8,464)	Contribution to GRAT	N/A	N/A
	889,983

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The common stock of QRI was acquired and is being held by the Reporting Persons as an investment.  None of the Reporting Persons has any present plans and none contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)	Reporting Persons

Mercury Exploration

Mercury Exploration no longer beneficially owns shares of the common stock of QRI.

Mercury Production

Mercury Production no longer beneficially owns shares of the common stock of QRI.

QELC

QELC no longer beneficially owns shares of the common stock of QRI.

QELP

QELP beneficially owns 22,783,456 shares of the common stock of QRI, which constitutes approximately 29.1% of the outstanding shares of the common stock.  QELP’s percentage of beneficial ownership was arrived at by dividing the total number of shares of common stock beneficially owned by 78,425,511, which represents the shares of QRI common stock outstanding as of July 31, 2007, according to the quarterly report on Form 10-Q of QRI for the quarterly period ended June 30, 2007, filed with the Securities and Exchange Commission on July 31, 2007.  QELP has the sole power to vote or to direct the vote of 22,783,456 shares of QRI common stock, and the sole power to dispose or to direct the disposition of 22,783,456 shares of QRI common stock.

Pennsylvania

In its capacity as the sole general partner of QELP, Pennsylvania may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 22,783,456 shares of QRI common stock, which constitutes approximately 29.1% of the outstanding shares of the common stock.  As the sole general partner of QELP, Pennsylvania has the sole power to vote or to direct the vote of 22,783,456 shares of QRI common stock, and the sole power to dispose or to direct the disposition of 22,783,456 shares of QRI common stock.

Glenn Darden

As a member of Pennsylvania, Glenn Darden may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 22,783,456 shares of QRI common stock held by QELP, which constitutes approximately 29.1% of the outstanding shares of QRI common stock. Mr. Darden shares the power to vote and dispose of these shares as a member of Pennsylvania. Mr. Darden disclaims beneficial ownership of the 22,783,456 shares of QRI common stock owned by QELP, except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of QELP, as a shareholder of Mercury Production and as a member of Pennsylvania.

Mr. Darden has the sole power to vote or to direct the vote of 1,487,981 shares of QRI common stock (or approximately 1.8% of its outstanding shares), including shares subject to the options as described below, 11,657 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as described below and 155,845 shares held in grantor retained annuity trusts.  Mr. Darden has the sole power to dispose or to direct the disposition of 1,369,703 shares, including the 155,845 shares held in the grantor retained annuity trusts and the shares represented by units in the Unitized Stock Fund held through the QRI 401(k) plan.

Mr. Darden owns options to purchase 54,899 shares of QRI common stock that were vested or will vest within 60 days following September 21, 2007. Such options were issued to Mr. Darden under the QRI 1999 Stock Option and Retention Stock Plan.

As of September 7, 2007, Mr. Darden owned 11,657 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan.

Together, QELP’s shares, Mr. Darden’s directly held shares, his options to purchase shares of QRI common stock, the shares held in grantor retained annuity trusts and his 401(k) plan shares represent 31.0% of the total issued and outstanding shares.

Thomas F. Darden

As a member of Pennsylvania, Thomas F. Darden may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 22,783,456 shares of QRI common stock held by QELP, which constitutes approximately 29.1% of the outstanding shares of QRI common stock. Mr. Darden shares the power to vote and dispose of these shares as a member of Pennsylvania. Mr. Darden disclaims beneficial ownership of the 22,783,456 shares of QRI common stock owned by QELP, except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of QELP, as a shareholder of Mercury Production and as a member of Pennsylvania.

Mr. Darden has the sole power to vote or direct the vote of 1,519,693 shares of QRI common stock (or approximately 1.8% of its outstanding shares), including shares subject to the options as described below, 44,047 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as described below and 171,028 shares held in grantor retained annuity trusts.  Mr. Darden has the sole power to dispose or direct the disposition of 1,435,939 shares, including the 171,028 shares held in grantor retained annuity trusts and the 44,047 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan.

Mr. Darden owns options to purchase 20,375 shares of QRI common stock that were vested or will vest within 60 days following September 21, 2007. Such options were issued to Mr. Darden under the QRI 1999 Stock Option and Retention Stock Plan.

As of September 7, 2007, Mr. Darden owned 44,047 shares represented by units in a Unitized Stock Fund through the QRI 401(k) plan.

Together, QELP’s shares, Mr. Darden’s directly held shares, his options to purchase shares of QRI common stock, the shares held in grantor retained annuity trusts, his 401(k) plan shares represent 31.0% of the total issued and outstanding shares.

Anne Darden Self

As a member of Pennsylvania, Anne Darden Self may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 22,783,456 shares of QRI common stock held by QELP, which constitutes approximately 29.1% of the outstanding shares of QRI common stock. Ms. Self shares the power to vote and dispose of these shares as a member of Pennsylvania. Ms. Self disclaims beneficial ownership of the 22,783,456 shares of QRI common stock owned by QELP, except to the extent of her pecuniary interest in them arising from her ownership interest as a limited partner of QELP and as a member of Pennsylvania.

Ms. Self has the sole power to vote or direct the vote of 1,091,214 shares of QRI common stock (or approximately 1.3% of its outstanding shares), including the shares exercisable under the options as described below, 21,393 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as described below and 155,571 shares held in grantor retained annuity trusts.  Ms. Self has the sole power to dispose or direct the disposition of 1,050,551 shares, including the 155,571 shares held in grantor retained annuity trusts and the 21,393 shares represented by units in a Unitized Stock Fund through the QRI 401(k) plan as of September 7, 2007 as described below.

Ms. Self owns options to purchase 24,267 shares of QRI common stock that were vested or will vest within 60 days following September 21, 2007. Such options were issued to Ms. Self under the QRI 1999 Stock Option and Retention Stock Plan.

As of September 7, 2007, Ms. Self owned 21,393 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan.

Together, QELP’s shares, Ms. Self’s directly held shares, her options to purchase shares of QRI common stock, the shares held in grantor retained annuity trusts and her 401(k) plan shares represent 30.4% of the total issued and outstanding shares.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of QRI common stock.

(c)	To the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of QRI common stock during the past 60 days.

(d)
The Reporting Persons affirm that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of QRI common stock owned by the Reporting Persons.

(e)
QELC ceased to be the beneficial owner of more than five percent of QRI common stock on December 31, 2003 as a result of a merger into QELP effective as of that date.  Mercury Production and Mercury Exploration each ceased to be the beneficial owner of more than five percent of QRI common stock effective October 6, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

As detailed in the following table, QELP, Glenn Darden, Thomas F. Darden and Anne Darden Self have pledged portions of their directly owned shares of QRI common stock to financial institutions to secure loans made under credit facilities established by the Reporting Persons.  The occurrence of an event of default under a Reporting Person’s credit facility could result in the Reporting Person’s loss of voting power and investment power with respect to the shares pledged to secure such credit facility.

Reporting	Number of	Date of Credit	Financial
Person	Pledged Shares	Facility	Institution

QELP	500,000	August 19, 2005	JPMorgan Chase Bank, N.A.
	1,815,431	November 3, 2005	Citigroup Global Markets Inc.

Glenn Darden	172,712	April 30, 2005	Citigroup Global Markets Inc.
	360,150	September 14, 2007	Citigroup Global Markets Inc.

Thomas F. Darden	469,068	November 16, 2005	Frost National Bank
	366,346	December 15, 2005	JPMorgan Chase Bank, N.A.
	75,000	November 11, 2005	Citigroup Global Markets Inc.

Anne D. Self	20,000	July 12, 2004	Citigroup Global Markets Inc.

As indicated in Item 5 above, each of Glenn Darden, Thomas F. Darden and Anne Darden Self is a holder of options issued under the QRI 1999 Stock Option and Retention Stock Plan. To the best knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of QRI, except as set forth above.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Statement (filed herewith).

Signatures

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	September 21, 2007

MERCURY EXPLORATION COMPANY

By:	/s/ Anne Darden Self
Anne Darden Self, President

MERCURY PRODUCTION COMPANY

By:	/s/ Anne Darden Self
Anne Darden Self, President

QUICKSILVER ENERGY, L.C.

By:	QUICKSILVER ENERGY, L.P., successor by merger
By:	PENNSYLVANIA MANAGEMENT, LLC, general partner

By:	/s/ Anne Darden Self
Anne Darden Self, Manager

QUICKSILVER ENERGY, L.P.

By:	PENNSYLVANIA MANAGEMENT, LLC, general partner

By:	/s/ Anne Darden Self
Anne Darden Self, Manager

PENNSYLVANIA MANAGEMENT, LLC

By:	/s/ Anne Darden Self
Anne Darden Self, Manager

/s/ Glenn Darden
Glenn Darden

/s/ Thomas F. Darden
Thomas F. Darden

/s/ Anne Darden Self
Anne Darden Self

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated:  September 21, 2007

MERCURY EXPLORATION COMPANY

By:	/s/ Anne Darden Self
Anne Darden Self, President

MERCURY PRODUCTION COMPANY

By:	/s/ Anne Darden Self
Anne Darden Self, President

QUICKSILVER ENERGY, L.C.

By:	QUICKSILVER ENERGY, L.P., successor by merger
By:	PENNSYLVANIA MANAGEMENT, LLC, general partner

By:	/s/ Anne Darden Self
Anne Darden Self, Manager

QUICKSILVER ENERGY, L.P.

By:	PENNSYLVANIA MANAGEMENT, LLC, general partner

By:	/s/ Anne Darden Self
Anne Darden Self, Manager

PENNSYLVANIA MANAGEMENT, LLC

By:	/s/ Anne Darden Self
Anne Darden Self, Manager

/s/ Glenn Darden
Glenn Darden

/s/ Thomas F. Darden
Thomas F. Darden

/s/ Anne Darden Self
Anne Darden Self